UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2006
Commission File Number: 000-27811
CHARTERED SEMICONDUCTOR MANUFACTURING LTD

(Translation of registrant’s name into English)
SINGAPORE

(Jurisdiction of incorporation or organization)
60 WOODLANDS INDUSTRIAL PARK D, STREET 2, SINGAPORE 738406

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES
EXHIBIT INDEX
EX-99.1 News Release of the Company dated March 31, 2006 (Singapore)
EX-1.1 Underwriting Agreement, dated as of March 30, 2006, by and between the Company and Goldman Sachs (Singapore) Pte.

Chartered Semiconductor Manufacturing Ltd (the “Company”) is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816) and Form S-8 (Registration No. 333-116844).
1.	Other Events
On March 31, 2006 in Singapore, the Company issued a news release announcing the pricing of its senior notes offering, a copy of which is attached as Exhibit 99.1 and is incorporated herein by reference. In connection with the offering, the Company is also filing a document relating to the senior notes offering as Exhibit 1.1 to this report on Form 6-K, which is incorporated by reference herein.
2.	Exhibit
99.1	News release of the Company dated March 31, 2006 (Singapore)

1.1	Underwriting Agreement, dated as of March 30, 2006, by and between the Company and Goldman Sachs (Singapore) Pte.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: March 31, 2006

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By: /s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX
99.1	News release of the Company dated March 31, 2006 (Singapore)

1.1	Underwriting Agreement, dated as of March 30, 2006, by and between the Company and Goldman Sachs (Singapore) Pte.